                                                                   Exhibit 99.4

F O R   I M M E D I A T E   R E L E A S E


                                                February 26, 2002
                                                For more information contact:
                                                Ray Braun (419) 247-2800
                                                Mike Crabtree (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                     SALE OF 906,125 SHARES OF COMMON STOCK


Toledo, Ohio, February 26, 2002...HEALTH CARE REIT, INC. (NYSE/HCN) announced that it plans to sell 906,125 shares of common stock to the Cohen & Steers Quality Income Realty Fund. The net proceeds of the sale will be approximately $23.6 million, and will be used to invest in additional health care properties. Pending such use, the proceeds will primarily be used to repay borrowings under the company's revolving credit facilities. It is anticipated that closing and delivery of the shares will occur on or about February 28, 2002.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At December 31, 2001, the company had investments in 214 health care facilities in 33 states and had total assets of approximately $1.3 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

                                      #####


                                      -68-